No Act
P.E 3-12-06



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





06066523

March 22, 2006

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/22/2006

Re: Borders Group, Inc.
Incoming letter dated March 13, 2006

Dear Mr. Chevedden:

This is in response to your letter dated March 12, 2006. In that letter, you requested that the Commission review the Division of Corporation Finance's March 9, 2006 no-action letter regarding a shareholder proposal you submitted to Borders.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Thomas D. Carney
Vice President and General Counsel
Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI 48108

1-25-07

940510

From: J [olmsted7p@earthlink.net]
Sent: Monday, March 13, 2006 2:58 AM
To: CFLETTERS
Cc: Thomas Carney
Subject: #6 Re Borders Group, Inc. (BGP) No-Action Request John Chevedden

#6 Re Borders Group, Inc. (BGP) No-Action Request John Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 12, 2006

Ms. Nancy Morris
Secretary
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

cc:
Christopher Cox, Chairman
Cynthia A. Glassman, Commissioner
Paul S. Atkins, Commissioner
Roel C. Campos, Commissioner
Annette L. Nazareth, Commissioner
Martin P. Dunn, Acting Director, Division of Corporation Finance

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Borders Group, Inc. (BGP)
#6 Shareholder Position on Company No-Action Request Borders Group, Inc. (January 26, 2006) Borders Group, Inc. (March 9, 2006) Reconsideration Rule

14a-8 Proposal: Poison Pill
Shareholder: John Chevedden

Dear Ms. Morris,

This is to respectfully request that the Commission exercise its discretion to review the Division reconsideration in the Borders Group, Inc. (March 9, 2006) Reconsideration because the Reconsideration raises questions of exceptional importance on the poison pill topic.

A poison pill ignores the will of shareholders and protects under-performing managers.

It is first respectfully requested that the shareholder party have adequate time to respond to the corresponding March 2, 2006 Borders Group request for reconsideration. Borders Group had more than a month from the time of the corresponding Borders Group, Inc. (January 26, 2006) Office of Chief Counsel Response to prepare its March 2, 2006 request for reconsideration. Then in a week the Borders Group request for reconsideration was granted.

Below is the complete series of shareholder party responses on this rule 14a-8 proposal. These were not submitted with the March 2, 2006 Borders Group request for reconsideration.

Sincerely,

John Chevedden

cc:
Thomas Carney <tcarney@bordersgroupinc.com>

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 8, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Borders Group, Inc. (BGP)
#5 Shareholder Position on Company No-Action Request Borders Group, Inc. (January 26, 2006) Rule 14a-8 Proposal: Poison Pill
Shareholder: John Chevedden

Ladies and Gentlemen:

It is respectfully requested that the Division not make a determination on the belated March 2, 2006 request for reconsideration until the shareholder party has an opportunity for a full response.

The belated March 2, 2006 request for reconsideration is particularly untimely since the company had since Borders Group, Inc. (January 26, 2006) to request reconsideration.

Additionally the company request for reconsideration may not be properly submitted. It may not include the complete documentation from both sides since the company initially submitted its no action request.

It is respectfully requested that the Division not make a determination on this belated request for reconsideration until the shareholder party has an opportunity for a full response.

Sincerely,

John Chevedden

cc:
Christopher Cox, Chairman
Cynthia A. Glassman, Commissioner
Paul S. Atkins, Commissioner
Roel C. Campos, Commissioner
Annette L. Nazareth, Commissioner
Martin P. Dunn, Acting Director, Division of Corporation Finance

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Thomas Carney <tcarney@bordersgroupinc.com>

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 8, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Borders Group, Inc. (BGP)

#4 Shareholder Position on Company No-Action Request Borders Group, Inc. (January 26, 2006) Rule 14a-8 Proposal: Poison Pill
Shareholder: John Chevedden

Ladies and Gentlemen:

Recent Staff Legal Bulletins are evidence of an evolution in Rule 14a-8 interpretation in contrast to strict adherence to precedence.

Additionally the company has no provision for a meaningful vote as a separate ballot item. Hence, the company can effectively force shareholders to vote yes for a poison pill by offering them some accompanying real or deceptive benefit as a bundled package.

It is respectfully requested that the Division not make a determination on this belated request for reconsideration until the shareholder party has an opportunity for a full response.

Sincerely,

John Chevedden

cc:
Thomas Carney <tcarney@bordersgroupinc.com>

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 27, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Borders Group, Inc. (BGP)
#3 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill
Shareholder: John Chevedden

Ladies and Gentlemen:

A precedent similar to this proposal did not receive Staff concurrence in regard to rule 14a-8(i)(10) Electronic Data Systems (January 26, 2006).

The proposal to EDS stated:
"3 Redeem or Vote Poison Pill
"RESOLVED, Shareholders request our Board of Directors to redeem any future or current poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable. If practicable the substance of this proposal should be included in our charter or bylaws.

"According to this proposal there would be no loophole to allow a claimed circumstance or a claimed duty to override the scheduling of a shareholder vote as soon as may be practicable. Since a vote would be as soon as may be practicable it accordingly could take place within 4-months of the adoption of a poison pill by our Board. To give our board valuable insight on our views of their poison pill, a vote would occur even if our board had promptly terminated their poison pill because our board could turnaround and readopt their poison pill once terminating it."

Additionally a 2005 precedent similar to this proposal did not receive Staff concurrence regarding (i)(10) PG&E Corporation (January 21, 2005) and its reconsideration in PG&E Corporation (March 25, 2005).

The proposal to PG&E stated:
"Resolved: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this policy as corporate governance policy or bylaw."

And the company responded:
"On June 29, 2004, the Corporation announced that its Board of Directors had approved a policy regarding future shareholder rights plans. The policy provides that if the Board adopts a shareholder rights plan in the future, or if the Board extends the term of a future shareholder rights plan, it will submit such adoption or extension to a shareholder vote within 12 months of such adoption or extension (the Policy)."

Thus the PG&E failure to receive concurrence in a similar precedent was reinforced by the Staff reconsideration.

It is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Thomas Carney <tcarney@bordersgroupinc.com>

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 17, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Borders Group, Inc. (BGP)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Poison Pill
Shareholder: John Chevedden

Ladies and Gentlemen:

This adds to the initial December 26, 2005 response to the Borders Group December 19, 2005 no action request. The company has not responded since the December 26, 2005 proponent letter. This response is based on the timely December 19, 2005 Update of the rule 14a-8 proposal. The company apparently accepted this December 19, 2005 Update as the subject of its December 19, 2005 no action request in a December 20, 2005 fax sent to the proponent stating: "Therefore, please substitute the attached updated proposal for your earlier proposal that we faxed to you yesterday [as part of the company no action request]."

The "Resolved" text of the updated rule 14a-8 proposal states:
[December 19, 2005 Update]
"3 Redeem or Vote Poison Pill

"RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item as soon as may be practicable to give our board valuable insight on shareholders[1] views of a poison pill. As soon as may be practicable, as a separate ballot item and to give our board prompt valuable insight are key elements. A poison pill sunset will not substitute for a shareholder vote. Charter or bylaw inclusion if practicable.

"Thus there would be no loopholes to allow our board to override a shareholder vote requirement as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill (combined with a regularly scheduled election) and thus save our company the added expense of a special meeting. To give our board valuable insight on shareholders[1] views of their poison pill, a vote would be held even if a new poison pill was promptly terminated because our board could turnaround and readopt their poison pill.

"Our company has no policy that would prevent our board from turning around and readopting a poison pill if our board attempted to exclude our vote by terminating a poison pill

"It would be difficult to argue that a policy to allow a one-year blackout on a shareholder vote implements a policy calling for a vote as soon as possible. An initial one-year blackout on a shareholder vote would not seem to be a good way to implement a proposal calling for a vote as soon as possible.

"Under the current company policy, our board could put us to the added expense and shareholder inconvenience of a special election one-year after a poison pill was adopted, when such vote could easily be combined with a regular shareholder meeting. Additionally a special meeting, for only a single topic, would run the risk of low shareholder participation unless our company spent more money for special solicitations."

The company fails to address these sentences of the rule 14a-8 proposal:
1) "A poison pill sunset will not substitute for a shareholder vote."

2) "Thus there would be no loophole to allow exceptions to override the implementation of a shareholder vote as soon as may be practicable."
3) "It would be difficult to argue that a policy to allow a one-year blackout on a shareholder vote implements a policy calling for a vote as soon as possible."

The company does not explain how a proposal that calls for "no loophole" can be implemented by a company policy with the exact loophole that is intended to be excluded. The company cites no precedent regarding a rule 14a-8 poison pill proposal with the "no loophole" text or "A poison pill sunset will not substitute for a shareholder vote."

Furthermore the vague text of the company "Policy" makes it unworkable and unenforceable.
The "Policy" states:
"If Borders Group, Inc. ever were to adopt a rights plan [poison pill], the Board would seek prior shareholder approval of the plan unless, due to timing constraints or other reasons, a committee consisting solely of independent directors determines that it would be in the best interests of shareholders to adopt a plan before obtaining shareholder approval."

There are no guidelines or example to direct the board in determining the generalized "best interests of shareholders" under the company's specific policy. The company is not specific on which shareholders could it mean the shareholders who attend the board meetings? The company does not cite any consequences for the committee or board if they substitute their own entrenchment or any other reason for "best interests of shareholders." The company does not cite any recourse for shareholders if a pill were simply adopted to protect the board's entrenchment.

There are no examples of the type of vague "timing constraints" the policy intends or the even more vague "other reasons."

"A committee consisting solely of independent directors" could mean a committee of only two directors could adopt a pill without any shareholder vote. Or it could mean a committee of three directors by a bare 2-to-1 vote or a committee of 5 by a 3-to-2 vote or a committee of 7 by a 3-to-2 vote with 2 abstentions.

The poison pill topic possibly poses the highest potential conflict of interest (of any shareholder proposal topic) in discriminating between "best interests of shareholders" and the directors own personal interest in continued longevity at Borders and continued access to attractive pay and prerequisites.

The Corporate Library (TCL) http://www.thecorporatelibrary.com/, an independent investment research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill have not implemented this type of proposal.

For instance The Corporate Library said, in regard to a 2003 JPMorgan Chase & Co. (JPM) rule 14a-8 poison pill proposal which won 68% support:
"The proposal asked the company to require shareholder approval of all poison pills. The company adopted a policy requiring such shareholder approval, but the policy also states that the board can override the policy and adopt a pill without shareholder approval if it believes, in the exercise of its fiduciary obligations, that doing so is in the best interests of the company's shareholders. In our opinion, this provision undermines the shareholder approval requirement, and we do not believe that the policy constitutes full implementation of the proposal."
Source:
http://www.boardanalyst.com/companies/shp/proposal.detail.aspx?ResolutionID=1555

The company does not claim that The Corporate Library conclusion, that JPMorgan had not implemented a poison pill policy commensurate with the rule 14a-8 proposal, was brought to the attention of the staff before the staff made its determination in any prior no action request similar to Borders.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Thomas Carney
tcarney@bordersgroupinc.com

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 26, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Borders Group, Inc. (BGP)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill
Shareholder: John Chevedden

Ladies and Gentlemen:

This is an initial response to the Borders Group December 19, 2005 no action request. This response is based on the timely December 19, 2005 Update of the rule 14a-8 proposal. The company apparently accepted this December 19, 2005 Update as the subject of its December 19, 2005 no action request in a December 20, 2005 fax sent to the proponent stating: "Therefore, please substitute the attached updated proposal for your earlier proposal that we faxed to you yesterday [as part of the company no action request]."

The "Resolved" text of the updated rule 14a-8 proposal states:
[December 19, 2005 Update]
"3 Redeem or Vote Poison Pill

"RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item as soon as may be practicable to give our board valuable insight on shareholders' views of a poison pill. As soon as may be practicable, as a separate ballot item and to give our board prompt valuable insight are key elements. A poison pill sunset will not substitute for a shareholder vote. Charter or bylaw inclusion if practicable.

"Thus there would be no loopholes to allow our board to override a shareholder vote requirement as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill (combined with a regularly scheduled election) and thus save our company the added expense of a special meeting. To give our board valuable insight on shareholders' views of their poison pill, a vote would be held even if a new poison pill was promptly terminated because our board could turnaround and readopt their poison pill.

"Our company has no policy that would prevent our board from turning around and readopting a poison pill if our board attempted to exclude our vote by terminating a poison pill

"It would be difficult to argue that a policy to allow a one-year blackout on a shareholder vote implements a policy calling for a vote as soon as possible. An initial one-year blackout on a shareholder vote would not seem to be a good way to implement a proposal calling for a vote as soon as possible.

"Under the current company policy, our board could put us to the added expense and shareholder inconvenience of a special election one-year after a poison pill was adopted, when such vote could easily be combined with a regular shareholder meeting. Additionally a special meeting, for only a single topic, would run the risk of low shareholder participation unless our company spent more money for special solicitations."

The company fails to address these sentences of the rule 14a-8 proposal:
1) "A poison pill sunset will not substitute for a shareholder vote."
2) "Thus there would be no loophole to allow exceptions to override the implementation of a shareholder vote as soon as may be practicable."
3) "It would be difficult to argue that a policy to allow a one-year blackout on a shareholder vote implements a policy calling for a vote as soon as possible."

The company does not explain how a proposal that calls for "no loophole" can be implemented by a company policy with the exact loophole that is intended to be excluded. The company cites no precedent regarding a rule 14a-8 poison pill proposal with the "no loophole" text or "A poison pill sunset will not substitute for a shareholder vote."

Furthermore the vague text of the company "Policy" makes it unworkable and unenforceable. The company does not define or give examples of these vague words in its "policy:"
1) "timing constraints or other reasons"
2) "best interests of shareholders"

The "Policy" states:
"If Borders Group, Inc. ever were to adopt a rights plan [poison pill], the Board would seek prior shareholder approval of the plan unless, due to timing constraints or other reasons, a committee Š determines that it would be in the best interests of shareholders to adopt a plan before obtaining shareholder approval."

There are no guidelines or example to direct the board in determining the generalized "best interests of shareholders" under the company's specific policy. The company does not cite any consequences for the committee or board if they substitute their own entrenchment or any other reason for "best interests of shareholders." The company does not cite any recourse for shareholders if a pill were simply adopted to protect the board's entrenchment.

The poison pill topic possibly poses the highest potential conflict of interest (of any shareholder proposal topic) in discriminating between "best interests of shareholders" and the directors own personal interest in continued longevity at Borders and continued access to attractive pay and prerequisites.

The Corporate Library (TCL) http://www.thecorporatelibrary.com/, an independent investment research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill have not implemented this type of proposal.

For instance The Corporate Library said, in regard to a 2003 JPMorgan Chase & Co. (JPM) rule 14a-8 poison pill proposal which won 68% support:
"The proposal asked the company to require shareholder approval of all poison pills. The company adopted a policy requiring such shareholder approval, but the policy also states that the board can override the policy and adopt a pill without shareholder approval if it believes, in the exercise of its fiduciary obligations, that doing so is in the best interests of the company's shareholders. In our opinion, this provision undermines the shareholder approval requirement, and we do not believe that the policy constitutes full implementation of the proposal."
Source:
http://www.boardanalyst.com/companies/shp/proposal.detail.aspx?ResolutionID=1555

The company does not claim that The Corporate Library conclusion, that JPMorgan had not implemented a poison pill policy commensurate with the rule 14a-8 proposal, was brought to the attention of the staff before the staff made its determination in any prior no action request similar to Borders.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Thomas Carney
tcarney@bordersgroupinc.com